FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated November 12, 2008
2.	Press release dated November 17, 2008
3.	Press release dated November 20, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2008
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM INTRODUCES SOFTWARE INTERFACE STANDARD FOR
CORTEX PROCESSOR-BASED MICROCONTROLLERS

Standard provides a single, scalable interface standard across all Cortex-M series processor vendors enabling easier code sharing and re-use

CAMBRIDGE, UK – Nov. 12, 2008 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced the availability of the ARM® Cortex™ Microcontroller Software Interface Standard (CMSIS), a vendor-independent hardware abstraction layer for the Cortex-M processor series.  The CMSIS enables consistent and simple software interfaces to the processor for silicon vendors and middleware providers, simplifying software re-use, reducing the learning curve for new microcontroller developers and reducing the time to market for new devices.

Creation of software is acknowledged as a major cost factor by the embedded industry. By standardizing the software interfaces across all Cortex silicon vendor products, this cost is significantly reduced, especially when creating projects for new devices or migrating existing software to a Cortex processor-based microcontroller from other silicon vendors.

The creation of the CMSIS enables silicon vendors to focus their resources on the differentiating peripheral features of their product, and eliminates the need to maintain their own individual and incompatible standards for programming a microcontroller.

The CMSIS has been developed in close partnership with several key silicon and software vendors including Atmel®, IAR, KEIL, Luminary Micro, Micrium, NXP, SEGGER and STMicroelectronics. This collaboration, together with feedback from previous solutions, has resulted in an easy-to-use and easy-to-learn programming interface for Cortex processor-based devices.

The standard has been designed to be fully scalable to ensure that it is suitable for all Cortex-M processor series microcontrollers from the smallest 8KB device up to devices with sophisticated communication peripherals such as Ethernet or USB-OTG.  (The CMSIS memory requirement for the Core Peripheral Access Layer is less the 1KB code, less then 10 bytes RAM).

“The Cortex Microcontroller Software Interface Standard provides a common approach to interface peripherals, real-time operating systems, and middleware components which benefits silicon vendors and developers alike,” said Reinhard Keil, Director of MCU Tools, ARM. “The ARM Cortex processor architecture is rapidly becoming the architecture of choice for next generation, high-performance, low-power MCUs. By standardising across all silicon vendor products, the CMSIS will reduce the cost of developing new software, and further accelerate the development of new Cortex processor-based microcontrollers.”

ARM plans to extend the CMSIS with a Middleware Access Layer that provides standard software interfaces for Ethernet, SD/MMC, and a debug interface for consistent kernel-aware debugging of RTOS kernels. This extension to the CMSIS will simplify the deployment of standard middleware components on new Cortex processor-based microcontrollers.

Availability
Provided as a set of comprehensive documentation that is designed for integration into device user’s guides, the CMSIS is available for free download from www.onARM.com, a website providing a comprehensive resource for embedded developers. CMSIS documentation and maintenance of the software layer will be provided by ARM.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

ENDS

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM

Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Partner quotes:
Atmel
Jacko Wilbrink, Atmel’s Marketing Director for ARM-based products, commented, “Simplifying the programming of ARM processor-based microcontrollers and microprocessors, and educating the market on how to develop portable code on ARM processor-based microcontrollers is a response to market demand and a joint responsibility for ARM, its licensees and ecosystem partners.”
IAR
“The Cortex Microcontroller Software Interface Standard will make the Cortex-M3 ecosystem the envy of the microcontroller world - helping engineers get their Cortex-M3 processor-based products to market faster and with fewer headaches,” said Mike Skrtic, ARM Strategic Account Manager, IAR Systems.  “IAR Systems has a tradition of enthusiastically supporting ARM standards initiatives and will continue to do so in the future.”

Luminary Micro
“We based our award-winning Stellaris® microcontrollers on the Cortex-M3 processor to provide users with 32-bit performance while eliminating future architectural upgrades or software tool changes,” said Jean Anne Booth, CMO of Luminary Micro.  “The new CMSIS is a valuable software addition for users who have already chosen the open ARM architecture to enable common software reuse across multiple end-product platforms, bringing further improvements in time-to-market.”

 Micrium
“Ease-of-use and a reduction of both learning curve and cost are at the forefront of Micrium's philosophy and its product offerings,” said Jean Labrosse, Micrium CEO. “We're dedicated to, and avidly in favor of, activities that simplify hardware driver reuse. The CMSIS is one of many important initiatives that Micrium supports to achieve this goal. ”

NXP
“Software reuse is becoming increasingly important for next generation microcontroller applications and is fundamental to NXP's strategy of integrating industry standard ARM MCU cores with class leading peripherals,” said Geoff Lees, vice president and general manager, microcontroller product line, NXP Semiconductors “We welcome the CMSIS release as we continue to roll-out the newly announced LPC1700 family of Cortex-M3 processor-based microcontrollers, capable of running at speeds up to 100MHz.”

SEGGER
“The Cortex-M3 processor has set a new standard for microcontrollers and the new hardware abstraction layer takes this one step further by enabling software development to be easier than ever before,” said Rolf Segger, founder and CEO of SEGGER Microcontroller. “SEGGER is committed to using the ARM CMSIS in our entire product line. We are convinced that it will not only shorten product development but also increase software reliability.”

STMicroelectronics
“One of the prime intentions of our STM32 MCU family has been to offer a unified set of products and a tools ecosystem to satisfy the converging 16-bit and 32-bit developer’s needs,” said Daniel Colonna, Marketing Director for Microcontrollers at STMicroelectronics. “This new CMSIS initiative will further boost interest in ARM Cortex-M3 processor-based microcontrollers and we are fully supporting this project.”

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

ARM PRESS OFFICE: +44 208 846 0797

Alan Tringham
ARM
+44 1223 400947
Alan.tringham@arm.com

Alexander Todd
Text 100
+44 (0)208 846 0720
Alexander.todd@text100.co.uk

Star Meza
Text 100
+1 415 593 8431
StarM@text100.com

Item 2

ADOBE AND ARM ACCELERATE FLASH AND AIR FOR
ARM PLATFORMS

Support for Flash Player 10 and Adobe AIR to bring rich Internet applications to ARM Powered devices

SAN JOSE, Calif., AND CAMBRIDGE, UK — Nov. 17, 2008 — At the Adobe 2008 MAX conference, Adobe® Systems Incorporated (Nasdaq:ADBE) and ARM [(LSE:ARM); (Nasdaq:ARMH)] today announced a technology collaboration to optimize and enable Adobe Flash® Player 10 and Adobe AIR™ for ARM Powered® devices, ranging from mobile phones to set-top boxes, mobile Internet devices, televisions, automotive platforms, personal media players and other mobile computing devices. The collaboration is expected to accelerate mobile graphics and video capabilities on ARM® platforms to bring rich Internet applications and Web services to mobile devices and consumer electronics worldwide.

The joint technology optimization is targeted for the ARMv6 and ARMv7architectures used in the ARM11™ family and the Cortex™-A series of processors and is expected to be available in the second half of 2009. The partnership stems from the Open Screen Project, a broad Adobe sponsored initiative of industry leaders – including ARM – to deliver a consistent runtime environment across multiple devices by taking advantage of Adobe Flash Player and, in the future, Adobe AIR. The initiative is set to address the challenges of Web browsing on a broad range of screens, and remove the barriers to publish content and applications seamlessly across screens. For more information, visit www.openscreenproject.org

“Adobe Flash is the leading video format on the Web today, and this collaboration with ARM is another important step towards bringing the complete Web experience to mobile devices worldwide,” said Gary Kovacs, general manager and vice president, Mobile and Devices at Adobe. “We are pleased to work with ARM and the other industry leaders in the Open Screen Project, to make browsing and applications as rich and powerful in mobile as they are on the desktop.”

“ARM believes this partnership will develop optimized Adobe Flash and AIR implementations that will run on billions of devices from our Partners such as pocket-sized mobile devices,

mobile computing platforms, set-top boxes, digital TVs and automotive infotainment,” said Ian Drew, vice president, Marketing at ARM. “The Adobe Flash Player enables consumers to enjoy games, movies, animation and interactivity on the Web. The combination of Adobe Flash and ARM’s low-power processor IP and Mali™ GPUs will ensure a fantastic Internet experience for consumers on the world’s leading 32-bit architecture.”

Broad support from industry-leading companies
“Mobile users deserve a richer, faster Web experience with extended battery life. ARM technology, together with Broadcom’s low power VideoCore multimedia processor will turbocharge Adobe Flash Player 10 and Adobe AIR performance using OpenGL ES 2.0 and other open standards,” said Mark Casey, vice president and general manager of Broadcom’s mobile multimedia business unit. “The Adobe ARM initiative is an exciting opportunity for Broadcom to enhance the consumer experience on mobile and consumer devices.”

“The ARM architecture is poised for explosive growth among mobile Internet-centric devices and into the consumer netbook market,” said Glen Burchers, director of Global Consumer Marketing for Freescale, “The addition of Flash Player 10 and Adobe AIR optimized to ARM with support for HW acceleration is a significant move toward this end. Freescale intends to fully support this exciting combination.”

“NVIDIA is working with ARM and Adobe to ensure Adobe Flash takes full advantage of NVIDIA Tegra computer-on-a-chip solutions through open standards such as OpenGL ES 2.0,” said Michael Rayfield, general manager of NVIDIA’s mobile business. “ARM CPU technology, tightly integrated with NVIDIA’s ultra-low-power GeForce GPUs and media acceleration, enhances the ability of Adobe Flash to provide the full Web experience and compelling user interfaces in the palm of your hand.”

“Samsung looks forward to having Flash Player 10 and AIR fully supported on our range of optimized ARM technology-based Application Processors and SoC products,” said Yiwan Wong, vice president of marketing, Samsung Electronics’ System LSI Division. “This initiative will enable Flash Player 10 contents to be accessible by any ARM technology-based consumer devices with a screen and connectivity, and at very low power consumption, offering consumers the ultimate mobile Internet experience beyond what is available today on standard PC platforms.”

“Texas Instruments is excited to support Flash Player 10 which will deliver advanced features such as no-compromise Internet experience on OMAP 3 processors,” said Raj Talluri, general manager, Texas Instruments. “The addition of Flash Player 10 to TI’s portfolio builds on its history of creating platforms that provide exceptional performance running Flash technology. Leveraging the OMAP 3 platform’s SoC architecture and foundation software enables TI’s customers to develop a variety of differentiated products for markets such as smartphones, mobile Internet devices, netbooks and other portable consumer electronics devices that will deliver laptop-like functionality without sacrificing power consumption, performance or cost.”

ARM technology powers billions of electronic devices today, including the vast majority of smartphones, mobile Internet devices, set-top boxes, digital TVs, portable navigation and personal media devices. The agreement will enable ARM and Adobe to deliver an optimized Adobe Flash Player 10 for the ARM architecture as well as industry-standard API support for GPUs and hardware accelerators. The collaboration is also expected to lower power consumption for mobile devices running Flash Player 10 and AIR content.

Adobe Flash Player 10 for ARMv6 and ARMv7 architecture-based hardware is expected to be available royalty-free to Partners in the Open Screen Project. Flash Player 10 for ARM processor-based devices will be made available to OEMs by Adobe.

About Adobe Systems Incorporated
Adobe revolutionizes how the world engages with ideas and information - anytime, anywhere and through any medium. For more information, visit www.adobe.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com.

ENDS

© 2008 Adobe Systems Incorporated. All rights reserved. Adobe, the Adobe logo, Flash and Adobe AIR are either registered trademarks or trademarks of Adobe Systems Incorporated in the United States and/or other countries. All other trademarks are the property of their respective owners.

ARM and ARM Powered are registered trademarks of ARM Limited. Cortex and ARM11 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Press/Analyst Contacts

Stefan Offermann
Adobe Systems Incorporated
408-536-4023
sofferma@adobe.com

Michelle Spencer
ARM
+44-1628 427780
michelle.spencer@arm.com

Item 3

ARM UNVEILS THE ARM IP PORTFOLIO PROGRAM
– A NEW MODEL FOR ARM IP

Socle Technology Corp, one of the world’s leading-edge providers of SoC design, is first member of ARM’s IP Portfolio Program which enables fabless design houses to exploit the widest range of ARM technology as part of a full turnkey service.

CAMBRIDGE, UK – Nov. 20, 2008 – [(LSE: ARM); (Nasdaq: ARMH)] today announced the ARM IP Portfolio Program, an innovative business and engagement model for companies offering custom ASIC design services. The initiative provides access to a comprehensive range of ARM® IP and an opportunity for closer cooperation on new business opportunities. ARM also announced that Socle Technology Corporation, a leading system-on-chip (SoC) design service and solution provider in Taiwan, is the first member of the new program and will offer the service worldwide.

Under the terms of the ARM IP Portfolio Program, selected companies can license a package of ARM technology (including processor, graphics, fabric & physical IP), which can be applied according to customer requirements. Immediate access accelerates time to market and provides the flexibility to adapt as requirements change from initial design through to manufacture. Compatibility between fully optimized ARM technologies also reduces risk and increases the likelihood of creating a competitive and compelling final solution.

The first member of the program, Socle Technology Corporation, has licensed the ARM11™ processor family, the Mali™-200 and Mali-55 cores for advanced 3D consumer graphics, CoreSight™ technology for advanced debug and trace capability and a full range of configurable AMBA®  PrimeCell® peripherals (including interconnect, dynamic and static memory controllers, DMA controllers, and Level 2 Cache Controllers). Each item of IP also includes ARM support and maintenance as a condition of the license.

“At Socle, we are committed to working closely together with other industry leaders to deliver high-quality, low-power, energy-efficient solutions to our customer base,” said David Lyou, president and CEO, Socle Technology Corporation.  “Socle’s SoC design platforms, SoC-ImP®

and μPlatform®, with rapid access to ARM technology and Chartered’s advanced foundry process will further enable us to provide higher-performance, more reliable and predictable design and development solutions to our OEM customers, and improve faster time-to-market for their digital devices.”

Chartered, one of the world's leading dedicated semiconductor foundries, has invested in Socle as the major shareholder, with an eye to closer design collaboration and to provide a one-stop-shop ASIC solution in advanced process nodes.

“Socle Technology is well known as a leading provider of ARM technology-based embedded platform design solutions and our partnership with them is the first in our new, innovative business model which sees ARM engage in a strategic partnership with this important community,” said Philip Lu, president, ARM Taiwan. “The ARM IP Portfolio Program will enable ARM, in collaboration with its Partners, to meet the requirements of the rapidly changing and fragmented supply chain with the widest possible application of optimized ARM technology.”

Socle is a member of the ARM Approved Design Center program, a world-wide partnership of service companies certified to deliver expert design services around ARM IP.  The ARM Approved Design Center program is part of the ARM Connected Community.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com

About Socle
Socle is well-recognized as a leading-edge provider of SoC design and implementation services as well as an architect for more complicated SoC design technology in advanced process nodes, such as 65nm and beyond.  Socle also has outstanding and complete ARM SoC total solutions for adapting to customer’s application needs.  Socle’s proprietary SoC design and implementation platforms, SoC-ImP® and μPlatform®, enable superior reliability and predictability for customer’s SoC design.  For providing the best design service with the one-stop-shop convenience, Socle works closely with Chartered as well as world-class assembly and testing, EDA, IP and other partners.  With integration of semiconductor technologies, Socle is able to help the customers to overcome the obstacles in ultra-deep submicron SoC design and enables faster time-to-market product development.  Chartered Semiconductor Manufacturing Limited invested Socle in June 2008 as the major shareholder and strategic partner.  Socle website:  www.socle-tech.com

ENDS

ARM, AMBA and PrimeCells are all registered trademarks of ARM Limited. ARM11, CoreSight, and Mali are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

ARM PRESS OFFICE: +44 208 846 0797

Alan Tringham
ARM
+44 1223 400947
Alan.tringham@arm.com

Alexander Todd
Text 100
+44 (0)208 846 0720
Alexander.todd@text100.co.uk

Star Meza
Text 100
+1 415 593 8431
StarM@text100.com